UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEW YORK TUTOR COMPANY
(Name of Issuer)

Common
(Title of Class of Securities)

650118201
(CUSIP Number)

Mark Simon 845 3rd Avenue, 6th Floor, New York City, NY 10022 (646) 290-5269
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.         .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650118201

1.	Names of Reporting Persons.
Mark Simon

I.R.S. Identification Nos. of above persons (entities only).
N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) .
(b) .

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

N/A

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0
8. Shared Voting Power
0
9. Sole Dispositive Power
0
10. Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

(a) Class of Security: Common Stock

(b) Name and Address of Issuer: New York Tutor Company, 845 3rd Avenue, 6th Floor, New York City, NY 10022

Item 2. Identity and Background

(a) Name: Mark Simon

(b) Residence or business address: 845 3rd Avenue, 6th Floor, New York City, NY 10022

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Former CEO, President and Director of the Issuer.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: N/A

(f) Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

$18,000 received from the personal funds of the Purchaser.

Item 4. Purpose of Transaction

Disposition of 720,000,000 shares in a private sale constituting 100 percent of the holdings of the Reporting Person.

Item 5. Interest in Securities of the Issuer

The Reporting Person, through the disposition of 720,000,000 shares of the Issuer in a private sale to Andrew Stone (the "Purchaser") of 7 Castle Close, Meadow Ridge, Cape Town 7806, South Africa for aggregate proceeds of $18,000, no longer has any interest in the securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2013	By:	/s/ Mark Simon
Name: Mark Simon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)